Exhibit 99.2

FINANCIAL STATEMENTS OF STEEL EXCEL INC.

Page

Report of Independent Registered Public Accounting Firm	F-1
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	F-2
Report of Predecessor Independent Registered Public Accounting Firm	F-4
Consolidated Statements of Operations for the fiscal year ended December 31, 2011, the nine-month transition period ended December 31, 2010 and the fiscal year ended March 31, 2010	F-5
Consolidated Balance Sheets as of December 31, 2011 and 2010	F-6
Consolidated Statements of Cash Flows for the fiscal year ended December 31, 2011, the nine-month transition period ended December 31, 2010 and the fiscal year ended March 31, 2010	F-7
Consolidated Statement of Stockholders’ Equity and Comprehensive Income (Loss) for the fiscal year ended December 31, 2011, the nine-month transition period ended December 31, 2010 and the fiscal year ended March 31, 2010
F-8
Notes to Consolidated Financial Statements	F-9

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Steel Excel Inc.
Milpitas, California

We have audited the accompanying consolidated balance sheet of Steel Excel Inc. (formerly ADPT Corporation) as of December 31, 2011 and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for the year then ended. In connection with our audit of the 2011 financial statements, we have also audited Schedule II – Valuation and Qualifying Accounts as of and for the year ended December 31, 2011. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and schedule presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Steel Excel Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, Schedule II – Valuation and Qualifying Accounts as of and for the year ended December 31, 2011, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Steel Excel, Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 13, 2012 expressed an unqualified opinion thereon.

We also have audited the reclassifications to the consolidated financial statements for the nine months ended December 31, 2010 and the year ended March 31, 2010 resulting from presenting the Company’s Aristos Business as a discontinued operation and retroactively adjusting outstanding share and per share information for a reverse/forward split, as described in Notes 1 and 5. In our opinion, such reclassifications are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the December 31, 2010 and March 31, 2010 financial statements of the Company referred to above other than with respect to the reclassifications and, accordingly, we do not express an opinion or any other form of assurance on the December 31, 2010 and March 31, 2010 financial statements taken as a whole.  The reclassifications had no effect on net loss.

/s/ BDO USA, LLP

San Jose, California
March 13, 2012

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Board of Directors and Stockholders
Steel Excel Inc.
Milpitas, California

We have audited Steel Excel Inc.’s (formerly ADPT Corporation) internal control over financial reporting as of December 31, 2011, based on criteria established in  Internal Control – Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Steel Excel, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 9A, Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in Item 9A, Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Rogue Pressure Services LLC, which was acquired on December 7, 2011, and which is included in the consolidated balance sheet of Steel Excel Inc. as of December 31, 2011, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. Rogue Pressure Systems, LLC constituted 9% and 8% of total assets and net assets, respectively, as of December 31, 2011, and 55% and 2% of revenues and net income, respectively, for the year then ended. Management did not assess the effectiveness of internal control over financial reporting of Rogue Pressure Systems, LLC. because of the timing of the acquisition which was completed on December 7, 2011. Our audit of internal control over financial reporting of Steel Excel Inc. also did not include an evaluation of the internal control over financial reporting of Rogue Pressure Systems, LLC.

In our opinion, Steel Excel Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Steel Excel Inc. as of December 31, 2011, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for the year then ended and our report dated March 13, 2012 expressed an unqualified opinion thereon.

 /s/ BDO USA, LLP

San Jose, California
March 13, 2012

Report of Predecessor Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Steel Excel Inc.

In our opinion, the accompanying consolidated balance sheet, and related statements of operations, stockholders' equity and comprehensive income (loss), and cash flows  present fairly, in all material respects, the financial position of Steel Excel Inc. (formerly ADPT Corporation) and its subsidiaries at December 31, 2010, and the results of their operations and their cash flows for the nine month period ended December 31, 2010 and for the year ended March 31, 2010, before the effects of the adjustments to retrospectively reflect the discontinued operations and the reverse/forward stock split described in Note 1, in conformity with accounting principles generally accepted in the United States of America (the 2010 financial statements before the effects of the adjustments described in Note 1 are not presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits, before the effects of the adjustments described above, of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the discontinued operations and the reverse/forward stock split described in Note 1 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

/s/ PricewaterhouseCoopers LLP
San Jose, California
March 3, 2011

STEEL EXCEL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

		Nine-Month
	Fiscal Year	Transition	Fiscal Year
	Ended	Period Ended	Ended
	December 31,	December 31,	March 31,
	2011	2010	2010
Revenues
Products	$324	$-	$-
Services	2,269	-	-
	2,593	-	-

Cost of revenues
Products	141	-	-
Services	1,336	-	-
	1,477	-	-

Gross margin	1,116	-	-

Operating expenses
Selling, marketing and administrative	9,944	11,045	29,400
Restructuring charges	(31)	3,944	1,135
Total operating expenses	9,913	14,989	30,535

Operating loss	(8,797)	(14,989)	(30,535)

Interest and other income, net	8,358	5,208	10,461
Interest expense	(5)	(3)	(6)

Loss from continuing operations before income taxes	(444)	(9,784)	(20,080)

Benefit from (provision for) income taxes	226	(7,602)	2,848

Loss from continuing operations, net of taxes	(218)	(17,386)	(17,232)

Income (loss) from discontinued operations, net of taxes	1,910	(11,289)	(1,438)
Gain on disposal of discontinued operations, net of taxes	5,005	10,916	1,236
Net income (loss) from discontinued operations, net of taxes	6,915	(373)	(202)

Net income (loss)	6,697	(17,759)	(17,434)

Net loss attributable to non-controlling interest in The Show	(72)	-	-

Net income (loss) attributable to Steel Excel Inc.	$6,769	$(17,759)	$(17,434)

Basic income (loss) per share:
Loss from continuing operations, net of taxes	$(0.02)	$(1.50)	$(1.45)
Income (loss) from discontinued operations, net of taxes	$0.64	$(0.03)	$(0.02)
Net income (loss) attributable to Steel Excel	$0.62	$(1.53)	$(1.46)

Diluted income (loss) per share:
Loss from continuing operations, net of taxes	$(0.02)	$(1.50)	$(1.45)
Income (loss) from discontinued operations, net of taxes	$0.63	$(0.03)	$(0.02)
Net income (loss) attributable to Steel Excel	$0.62	$(1.53)	$(1.46)

Shares used in computing income (loss) per share:
Basic	10,882	11,609	11,920
Diluted	10,897	11,609	11,920

See accompanying Notes to Consolidated Financial Statements.

STEEL EXCEL INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2011	2010

Assets
Current assets:
Cash and cash equivalents	$8,487	$38,276
Marketable securities	314,941	314,135
Restricted cash	-	1,676
Accounts receivable, net of allowance for doubtful accounts of $80	4,660	-
Prepaid expenses and other current assets	2,055	4,807
Assets held for sale	-	6,000
Total current assets	330,143	364,894
Property and equipment, net	21,060	-
Goodwill	8,244	-
Intangible assets, net	5,786	-
Other long-term assets	3,444	2,658

Total assets	$368,677	$367,552

Liabilities and Shareholders' Equity:
Current liabilities:
Accounts payable	$1,841	$3,353
Accrued expenses and other liabilities	3,826	4,398
3/4% convertible senior subordinated notes due 2023	346	346
Total current liabilities	6,013	8,097
Deferred income taxes	30	986
Other long-term liabilities	10,737	12,203
Total liabilities	16,780	21,286

Commitments and contingencies (Note 12)

Shareholders' equity:
Preferred stock; $0.001 par value; Authorized shares, 1,000; Series A Shares, 250 designated; outstanding shares, none	-	-
Common stock; $0.001 par value; Authorized shares, 40,000; outstanding shares, 10,892 and 10,882 at December 31, 2011 and 2010, respectively	108	108
Additional paid-in capital	171,539	170,987
Accumulated other comprehensive income	743	2,861
Retained earnings	179,079	172,310
Non-controlling interest in The Show	428	-
Total shareholders' equity	351,897	346,266

Total liabilities and shareholders' equity	$368,677	$367,552

See accompanying Notes to Consolidated Financial Statements.

STEEL EXCEL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Nine-Month
	Fiscal Year	Transition	Fiscal Year
	Ended	Period Ended	Ended
	December 31,	December 31,	March 31,
	2011	2010	2010
Cash Flows From Operating Activities:
Net income (loss)	$6,769	$(17,759)	$(17,434)
Less: Income (loss) from discontinued operations, net of taxes	6,915	(373)	(202)
Loss from continuing operations, net of taxes	(146)	(17,386)	(17,232)
Adjustments to reconcile income (loss) from continuing operations, net of taxes, to net cash provided by (used in) operating activities of continuing operations:
Stock-based compensation expense	523	470	2,952
Depreciation and amortization	2,809	3,214	3,184
Gain on release of foreign currency translation, net of taxes	(2,542)	-	-
Adjustment of deferred taxes	1,395	-	-
Gain on sale of investments	-	-	(440)
Changes in current assets and liabilities:
Accounts receivable	(569)	-	-
Prepaid expenses and other current assets	2,835	6,554	(30)
Assets held for sale	6,216	-	-
Other assets	(802)	153	6,332
Accounts payable	177	(7,120)	(1,202)
Accrued expenses and other liabilities	(5,934)	(6,717)	(8,513)
Net loss attributable to The Show	(72)	-	-
Net cash provided by (used in) operating activities of continuing operations	3,890	(20,832)	(14,949)
Net cash provided by operating activities of discontinued operations	6,933	6,519	18,362
Net cash provided by (used in) operating activities	10,823	(14,313)	3,413

Cash Flows From Investing Activities:
Purchases of net assets in acquisitions	(36,530)	-	-
Purchases of property and equipment	(65)	-	(281)
Proceeds from sale of investments	-	-	440
Purchases of marketable securities	(537,898)	(198,403)	(236,947)
Sales of marketable securities	441,226	141,681	102,856
Maturities of marketable securities	92,321	49,536	85,187
Net cash used in investing activities of continuing operations	(40,946)	(7,186)	(48,745)
Net cash provided by (used in) investing activities of discontinued operations	-	28,285	(1,704)
Net cash provided by (used in) investing activities	(40,946)	21,099	(50,449)

Cash Flows From Financing Activities:
Proceeds from issuance of common stock	29	2,169	448
Repurchases of common stock	-	(34,684)	(1,756)
Repurchases of long-term debt	-	-	(128)
Net cash provided by (used in) financing activities	29	(32,515)	(1,436)
Effect of foreign currency translation on cash and cash equivalents	305	57	696

Net decrease in cash and cash equivalents	(29,789)	(25,672)	(47,776)
Cash and cash equivalents, beginning balance	38,276	63,948	111,724

Cash and cash equivalents, ending balance	$8,487	$38,276	$63,948

See accompanying Notes to Consolidated Financial Statements.

STEEL EXCEL INC.
STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

				Accumulated
			Additional	Other		Non-
	Common Stock		Paid-in	Comprehensive	Retained	controlling
	Shares	Amount	Capital	Income	Earnings	Interest	Total

Balance, March 31, 2009	12,071	$120	$200,293	$2,964	$207,503	$-	$410,880
Components of comprehensive loss:
Net loss	-	-	-	-	(17,434)		(17,434)
Unrealized gains on available-for-sale investments, net of taxes	-	-	-	110	-		110
Foreign currency translation adjustments, net of taxes	-	-	-	1,212	-		1,212
Total comprehensive loss, net of taxes							(16,112)
Sale of common stock under employee option plans	18	1	447	-	-		448
Net issuance of restricted shares	62	-	-	-	-		-
Net settlement of restricted shares	(40)	(1)	(1,572)	-	-		(1,573)
Stock-based compensation	-	-	5,816	-	-		5,816
Repurchase of common stock	(71)	(1)	(1,755)	-	-		(1,756)
Balance, March 31, 2010	12,040	119	203,229	4,286	190,069	-	397,703
Components of comprehensive loss:
Net loss	-	-	-		(17,759)		(17,759)
Unrealized losses on available-for-sale investments, net of taxes	-	-	-	(1,566)	-		(1,566)
Foreign currency translation adjustments, net of taxes	-	-	-	141	-		141
Total comprehensive loss, net of taxes							(19,184)
Sale of common stock under employee option plans	76	1	2,168	-	-		2,169
Net issuance of restricted shares	(62)	-	-	-	-		-
Net settlement of restricted shares	1	(1)	(860)	-	-		(861)
Stock-based compensation	-	-	1,123	-	-		1,123
Repurchase of common stock	(1,173)	(11)	(34,673)	-	-		(34,684)
Balance, December 31, 2010	10,882	108	170,987	2,861	172,310	-	346,266
Components of comprehensive loss:
Net income attributable to Steel Excel	-				6,769		6,769
Net loss attributable to The Show	-					(72)	(72)
Unrealized gains on available-for-sale investments, net of taxes	-			260			260
Foreign currency translation adjustments, net of taxes	-			(2,378)			(2,378)
Total comprehensive income, net of taxes							4,579
Sale of common stock under employee option plans	1	-	29				29
Net issuance of restricted shares	5	-					-
Net settlement of restricted shares	4	-					-
Stock-based compensation	-	-	523				523
Initial non-controlling interest of The Show						500	500
Balance, December 31, 2011	10,892	$108	$171,539	$743	$179,079	$428	$351,897

See accompanying Notes to Consolidated Financial Statements.

STEEL EXCEL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.     Organization and Summary of Significant Accounting Policies

Description

Steel Excel Inc. (“Steel Excel” or the “Company”) is primarily focused on capital redeployment and identification of new business operations in which it can utilize its existing working capital and maximize the use of the Company’s net tax operating losses (“NOLs”) in the future. The identification of new business operations includes, but is not limited to, the oilfield servicing, sports, training, education, entertainment, and lifestyle businesses. For details regarding the Company’s historical business, which has been accounted for as discontinued operations, refer to Note 5 of the Notes to Financial Statements. The Company was previously known as ADPT Corporation.

Basis of Presentation

The Company’s Consolidated Financial Statements include the accounts of Steel Excel and its subsidiaries. The equity attributable to non-controlling interests in subsidiaries is shown separately in the accompanying consolidated balance sheets. All significant intercompany accounts and transactions have been eliminated in consolidation.

Change of Fiscal Year

On December 7, 2010, the Company’s Board of Directors approved the change in its fiscal year-end from March 31 to December 31. As a result of this change, the prior fiscal year was a nine-month transition period from April 1, 2010 to December 31, 2010 (the “Transition Period”). References in these Notes to Consolidated Financial Statements (the “Notes”) to “fiscal year 2011” or “fiscal 2011” refer to the calendar year of January 1, 2011 to December 31, 2011. References in these Notes to “fiscal year 2010” or “fiscal 2010” refers to the twelve-month period of April 1, 2009 to March 31, 2010.

During fiscal year 2011, we acquired two sports-related businesses and one oilfield servicing business. We operate in two reportable segments: Sports-Related and Oilfield Services. See Note 17 for additional details.

Use of Estimates and Reclassifications

In accordance with accounting principles generally accepted in the United States of America (“GAAP”), management utilizes certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results could differ from those estimates.

Certain reclassifications have been made to prior years’ amounts to conform to the current year’s presentation. In July 2011, the Company ceased its efforts to sell or license its intellectual property from its former enterprise-class external storage products business (the “Aristos Business”) and finalized the wind down of such business. As such, the Aristos Business is reflected as a discontinued operation in the accompanying financial statements and prior periods have been reclassified to conform to this presentation.

Reverse/Forward Stock Split

At the close of business on October 3, 2011, we effected a reverse split (the “Reverse Split”) immediately followed by a forward split (the “Forward Split” and together with the Reverse Split, the “Reverse/Forward Split”). At our 2011 annual stockholders meeting, our stockholders approved a proposal authorizing the Board of Directors (the “Board”) to effect the reverse/forward stock split at exchange ratios determined by the Board within certain specified ranges.

The exchange ratio for the Reverse Split was 1-for-500 and the exchange ratio for the Forward Split was 50-for-1. As a result of the Reverse Split, stockholders holding less than 500 shares (the “Cashed Out Stockholders”) were entitled to a cash payment for all of their shares. All remaining stockholders following the Forward Split (the “Remaining Stockholders”) were also entitled to a cash payment for any fractional shares that they would otherwise have received. The cash payment that each Cashed Out Stockholder or Remaining Stockholder was entitled to receive was based upon such stockholder’s pro rata share of the total net proceeds received in the sale of the aggregated fractional shares by the Company’s transfer agent at prevailing prices on the open market.

As a result of the Reverse/Forward Split, our common stock outstanding went from 108,868,286 shares at September 30, 2011 to 10,886,829 shares at October 3, 2011. All shares outstanding and per share information for the current and previous financial periods being reported have been adjusted to reflect the Reverse/Forward Split.

Summary of Significant Accounting Policies

Fair Value Measurements

The Company measures fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value hierarchy prioritizes observable and unobservable inputs used to measure fair value into three broad levels, as described below:

Level 1 applies to quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2 applies to observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3 applies to unobservable inputs that are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

See Notes 6 and 7 to the accompanying consolidated financial statements.

Cash, Cash Equivalents and Marketable Securities Valuation

The Company’s marketable securities are classified as available-for-sale and are reported at fair market value, inclusive of unrealized gains and losses, as of the respective balance sheet date.  Marketable securities consist of corporate obligations, United States government securities, and government agencies. The Consolidated Balance Sheet is updated at each reporting period to reflect the change in the fair value of its marketable securities that have declined below or risen above their original cost. The Consolidated Statements of Operations reflect a charge in the period in which a determination is made that the decline in fair value is considered to be other-than-temporary.  The Company does not hold its securities for trading or speculative purposes.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, marketable securities and trade accounts receivable. The Company invests in high-credit quality investments, maintained with major financial institutions. The Company, by policy, limits the amount of credit exposure through diversification, and management regularly monitors the composition of its investment portfolio for compliance with the Company’s investment policies.

Foreign Currency Translation

For foreign subsidiaries whose functional currency is the local currency, the Company translates assets and liabilities to United States Dollars using period-end exchange rates, and translates revenues and expenses using average monthly exchange rates. The resulting cumulative translation adjustments are included in “Accumulated other comprehensive income, net of taxes,” as a separate component of stockholders’ equity in the Consolidated Balance Sheets.

For foreign subsidiaries whose functional currency is the United States Dollar, certain assets and liabilities are remeasured at the period-end or historical rates are used as appropriate. Revenues and expenses are remeasured at the average monthly exchange rates. Currency transaction gains and losses are recognized in current operations and have not been material to the Company’s operating results for the periods presented.

Property and Equipment, Net

Property and equipment are recorded at cost and depreciated using the straight-line method with the following useful lives:

	Sports-related	Oilfield Servicing
	(in years)

Building and sports fields	10-25	N/A
Rigs and workover equipment	N/A	15
Other equipment	5-10	5-7
Vehicles	N/A	7
Furniture and fixtures	5	5

Repairs and maintenance of property and equipment are expensed as incurred.

Impairment of Long-Lived Assets

Long-lived assets primarily relate to the Company’s intangible assets and property and equipment. Intangible assets are amortized on a straight-line and an accelerated basis over their estimated useful lives, which range from five to ten years. Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to 25 years.

The Company regularly performs reviews to determine if facts or circumstances are present, either internal or external, which would indicate that the carrying values of its long-lived assets may not be recoverable. Indicators include, but are not limited to, a significant decline in the market price of a long-lived asset, an expectation that more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life or a current period operating or cash flow loss combined with a historical or projected operating or cash flow loss.

The recoverability of the carrying value of the long-lived assets, other than goodwill, is based on the estimated future undiscounted cash flows derived from the use of the asset. If a long-lived asset is determined to be impaired, the loss is measured based on the difference between the long-lived asset’s fair value and its carrying value. The estimate of fair value of long-lived assets is based on a discounted estimated future cash flows method and application of a discount rate commensurate with the risks inherent in our current business model. The Company’s current business model contains management’s subjective estimates and judgments; however, actual results may be materially different than the assumptions made by management.

Based on the Company’s decision to pursue the sale or disposition of assets and/or business operations, it evaluated its long-lived assets and recorded impairment charges in the Transition Period aggregating $10.2 million. Of this $10.2 million, $6.1 million related to the write-off of intangible assets and $4.1 million related to the reduction of the carrying value of property and equipment, net, to our estimated fair value. There were no impairment charges recorded in fiscal 2011 and 2010.

Goodwill and Intangibles, Net

Goodwill represents the excess of cost over the value of net assets of businesses acquired and is carried at cost unless write-downs for impairment are required. The Company’s goodwill as of December 31, 2011 is a result of the Baseball Heaven, The Show and the Rogue acquisitions on June 27, 2011, August 15, 2011 and December 7, 2011, respectively. The Company evaluates the carrying value of goodwill on an annual basis during the fourth quarter and whenever events and changes in circumstances indicate that the carrying amount may not be recoverable. Such indicators would include a significant reduction in the Company’s market capitalization, a decrease in operating results or deterioration in the Company’s financial position. There were no indicators of impairment of goodwill as of December 31, 2011. The Company operates under two reporting units, and accordingly, its goodwill has been allocated to its respective reporting units.

Goodwill is required to be tested for impairment annually or at an interim date if an event occurs or conditions change that would more likely than not reduce the fair value of our reporting unit below its carrying value. In the fourth quarter of fiscal 2011, the Company tested the goodwill acquired and determined there was no impairment. There was no goodwill to test at the end of the Transition Period.

Intangible assets, net, for the Sports-Related segment, consist of acquisition-related customer relationships that are amortized over their estimated life of five years on a straight-line basis. Intangible assets, net, for the Oilfield Servicing segment, consist of acquisition-related customer relationships and a trade name. The customer relationships and trade name are amortized over the useful life of ten and five years, respectively, utilizing the accelerated amortization method that approximates the estimated future cash flows from the intangibles. Also, see Note 3 to the Consolidated Financial Statements. The Company evaluates other intangible assets for impairment whenever events and circumstances indicate that such assets might be impaired.

Environmental Liabilities

The Company is responsible in many cases for any environmental liabilities resulting from its oilfield services work. It does not anticipate significant environmental liabilities for work completed through December 31, 2011, so no reserve for environmental liabilities has been recorded.

Revenue Recognition

In general, the Company recognizes revenue upon providing the product or service. It provides services and products through two segments: Sports-Related and Oilfield Servicing. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collection is reasonably assured. Revenue is recognized net of estimated allowances. Revenue is generated by short-term projects, most of which are governed by master service agreements (“MSAs”) that are short-term in nature. The MSAs establish per day or per usage rates for equipment services. Oil and gas services revenue is recognized daily on a proportionate performance method, based on services rendered. Revenue is reported net of sales tax collected. For sports services revenues, the Company does not recognize revenue until the tournament or league occurs. For sports products, revenue is recognized upon shipment.

Revenue recognition for the Company’s discontinued operations was as follows:

The application of the appropriate accounting principle to the Company’s revenue was dependent upon specific transactions or combination of transactions. As described below, significant management judgments and estimates were made and used in connection with the revenue recognized in any accounting period. Material differences may have resulted in the amount and timing of revenue for any period if management had made different judgments or utilized different estimates.

The Company recognized revenue from its product sales, including sales to original equipment manufacturers, when persuasive evidence of an arrangement existed, delivery had occurred or services had been rendered, the price was fixed or determinable and collectibility was reasonably assured. These criteria were usually met upon shipment from the Company, provided that the risk of loss had transferred to the customer, customer acceptance was obtained or acceptance provisions had lapsed, or the Company had established a historical pattern that acceptance by the customer was fulfilled. The Company’s sales were based on customer purchase orders, and to a lesser extent, contractual agreements, which provided evidence that an arrangement existed.

The Company’s distributor arrangements provided distributors with certain product rotation rights. Additionally, the Company permitted distributors to return products subject to certain conditions. The Company established allowances for expected product returns. The Company also established allowances for rebate payments under certain marketing programs entered into with distributors. These allowances comprised the Company’s revenue reserves and were recorded as direct reductions of revenue and accounts receivable. The Company made estimates of future returns and rebates based primarily on its past experience as well as the volume of products in the distributor channel, trends in distributor inventory, economic trends that might impact customer demand for its products (including the competitive environment), the economic value of the rebates being offered and other factors. In the past, actual returns and rebates were not significantly different from the Company’s estimates.

For products that contained software, where software was essential to the functionality of the product, or software product sales, the Company recognized revenue when passage of title and risk of ownership was transferred to customers, persuasive evidence of an arrangement existed, which was typically upon sale of product by the customer, the price was fixed or determinable and collectibility was probable.  For software sales that were considered multiple element transactions, the entire fee from the arrangement was allocated to each respective element based on its vendor specific fair value or upon the residual method and recognized when revenue recognition criteria for each element was met. Vendor specific fair value for each element was established based on the sales price charged when the same element was sold separately or based upon a renewal rate.

Income Taxes

The Company accounts for income taxes for uncertain tax positions using a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed “more-likely-than-not” to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in our financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon ultimate settlement. In addition, the Company continued to recognize interest and/or penalties related to uncertain tax positions as income tax expense in its Consolidated Statements of Operations.

The Company must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets, tax credits, benefits, deductions and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties related to those uncertain tax positions. Significant changes to these estimates may result in an increase or decrease to its tax provision in subsequent periods.  Due to the complexity and uncertainty associated with the Company’s tax contingencies, the Company cannot make a reasonably reliable estimate of the period in which the cash settlement will be made for the Company’s liabilities associated with uncertain tax positions.

The Company must assess the likelihood that it will be able to recover its deferred tax assets. It considers historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. If recovery is not likely, it must increase its provision for taxes by recording a valuation allowance against the deferred tax assets that it estimates will not ultimately be recoverable.

In addition, the calculation of tax liabilities involves dealing with uncertainties in the application of complex global tax regulations. The Company recognizes liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes and related interest will be due. If it ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which it determines that the liability is no longer necessary. The Company records an additional charge in its provision for taxes in the period in which it determines that the recorded tax liability is less than it expects the ultimate assessment to be.

Note 2.     Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (the “FASB”) issued updated guidance allowing the use of a qualitative approach to test goodwill for impairment. The updated guidance would permit our Company to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of one of our reporting units is less than its carrying value. If we conclude that this is the case, it is then necessary for us to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. The updated guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. We are currently evaluating the impact of our pending adoption of this update.

In June 2011, FASB issued Accounting Standards Update (“ASU”) No. 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”). ASU 2011-05 requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. Under the continuous statement approach, the statement would include the components and total of net income, the components and total of other comprehensive income, and the total of comprehensive income. Under the two statement approach, the first statement would include the components and total of net income and the second statement would include the components and total of other comprehensive income and the total of comprehensive income. ASU 2011-05 does not change the items that must be reported in other comprehensive income. ASU 2011-05 is effective retrospectively for interim and annual periods beginning after December 15, 2011, with early adoption permitted. We are currently evaluating the impact of the adoption of ASU 2011-05 on our financial statement presentation.

Note 3.     Acquisitions

During the fiscal year ended December 31, 2011, the Company completed three acquisitions to begin the redeployment of working capital into operating business.

On June 27, 2011, we acquired all the net assets of Baseball Heaven LLC and Baseball Café, Inc. (collectively, “Baseball Heaven”), respectively, for an aggregate purchase price of $6.0 million in cash. Baseball Heaven is in the business of marketing and providing baseball facility services, including training camps, summer camps, leagues and tournaments, and concession and catering events.

The Company accounted for the Baseball Heaven acquisition as a business combination and the total consideration of $6.0 million has been allocated to the net assets and liabilities acquired based on their respective estimated fair values at June 27, 2011 as follows:

Amount
(in thousands)

Accounts receivable	$149
Loan receivable	15
Property and equipment	5,855
Intangible assets	235
Deferred revenue	(416)
Total identifiable net assets acquired	5,838

Goodwill	192

Net assets acquired	$6,030

The intangible assets acquired, consisting of customer relationships, are being amortized on a straight-line basis with a life of five years. The amortization expense of $20,000 is included in “Selling, marketing, and administrative expenses” in the Consolidated Statements of Operations for fiscal year 2011. The goodwill of $0.2 million arises from the growth potential the Company sees for Baseball Heaven and is expected to be deductible for tax purposes. The acquisition-related costs for the purchase of Baseball Heaven, included in “Selling, marketing, and administrative expenses” in the Consolidated Statements of Operations, were $0.2 million for fiscal year 2011.

On August 15, 2011, the Company acquired all of the net assets used by The Show, LLC (“The Show”), which it contributed to The Show in exchange for a 75% membership interest. The Company paid an aggregate purchase price of $1.5 million in cash for these assets. The Show is engaged in the business of outfitting little league baseball and softball players and coaches in fully licensed Major League Baseball, minor league, and college replica uniforms, and sponsoring, hosting, operating, and managing baseball and softball leagues, tournaments, and other events and related websites.

The Company accounted for The Show acquisition as a business combination and the total consideration of $1.5 million was allocated to the net assets acquired (no liabilities were assumed in connection with this transaction) based on their respective estimated fair values at August 15, 2011 as follows:

Amount
(in thousands)

Inventory	$53
Property and equipment	151
Total identifiable net assets acquired	204

Non-controlling interest in The Show	(500)
Goodwill	1,796

Net assets acquired	$1,500

The goodwill of $1.8 million arises from the Company’s expectations for the potential of The Show to expand and is expected to be deductible for tax purposes. The acquisition-related costs for the purchase of The Show, included in “Selling, marketing, and administrative expenses” in the Consolidated Statements of Operations, were $0.1 million for fiscal year 2011.

On December 7, 2011, the Company acquired all of the net assets of Rogue Pressure Services, LLC (“Rogue”) for an aggregate purchase price of $31.2 million, which includes cash of $29.0 million and a contingent consideration liability of $1.2 million pursuant to an earn-out clause based on the achievement of certain performance levels. Rogue provides snubbing services (controlled installation and removal of all tubulars - drill strings and production strings) in and out of the wellbore with the well under full pressure, flowtesting, and hydraulic work over/simultaneous operations (allows customers to perform multiple tasks on multiple wells on one pad at the same time).

The Company accounted for the Rogue acquisition as a business combination and the total cash consideration of $29.0 million has been allocated on a preliminary basis to the net assets acquired and liabilities assumed based on their respective estimated fair values at December 7, 2011 as follows:

Amount
(in thousands)

Accounts receivable	$4,031
Inventory	138
Prepaid expenses	78
Property and equipment	15,309
Intangible assets	5,600
Accrued expenses	(1,194)
Total identifiable net assets acquired	23,962

Goodwill	6,256
Contingent consideration	(1,218)

Net assets acquired	$29,000

The intangible assets acquired consist of customer relationships and a trade name, which are being amortized on an accelerated basis over their useful lives, which range from five to ten years. The amortization expense of $29, 000 is included in “Cost of revenues” in the Consolidated Statements of Operations for fiscal year 2011. The goodwill of $6.3 million arises from the growth potential the Company sees for Rogue and is expected to be deductible for tax purposes. The acquisition-related costs for the purchase of Rogue included in “Selling, marketing, and administrative expenses” in the Consolidated Statements of Operations, were $0.2 million for fiscal year 2011. The contingent consideration liability is included in “Accrued expenses and other liabilities” in the Consolidated Balance Sheet.

The results of operations of the three acquisitions have been included in the accompanying financial statements since their respective acquisition dates. Since all previous operations of the Company have been discontinued, the revenues and cost of revenues of the three acquired businesses represent the entire revenues and cost of revenues of the Company for the periods presented.

The Company is in the process of completing its assessment of the fair value of assets acquired and liabilities assumed in the Rogue acquisition. As a result, the fair value of the net assets acquired is provisional pending completion of the final valuation of such net assets.

Pro Forma Financial Information

We are not including fiscal 2011 pro forma information for the operations of Baseball Heaven and The Show for the periods prior to their acquisition because they were not material to the Company’s results of operations and earnings per share. The following pro forma financial information for Rogue presents the combined results of the Company and Rogue, as if the acquisition had occurred at the beginning the Transition Period ended December 31, 2010. Such pro forma results are not necessarily indicative of what would have actually occurred had the Rogue acquisition been in effect for the entire period. The pro forma financial results are as follows:

		Nine-Month
	For the Year	Transition
	Ended	Period Ended
	December 31,	December 31,
	2011	2010
	(unaudited)
	(in thousands)

Net revenues	$17,917	$14,803
Income (loss) from continuing operations, net of taxes	$1,409	$(16,396)
Income from discontinued operations, net of taxes	$6,915	$-
Net income (loss) attributable to Steel Excel	$8,396	$(16,769)

Note 4.     Stock Benefit Plans

The Company grants stock options and other stock-based awards to employees, directors and consultants under two equity incentive plans, the 2004 Equity Incentive Plan, as amended and restated on August 20, 2008 (the “2004 Equity Incentive Plan”) and the 2006 Director Plan. As disclosed in Note 1, all share information has been adjusted to reflect the Reverse/Forward Split.

As of December 31, 2011, the Company had an aggregate of 1.8 million shares of its common stock reserved for issuance under its 2004 Equity Incentive Plan, of which 60,000 shares were subject to outstanding options and other stock-based awards and 1.7 million shares were available for future grants of options and other stock-based awards. As of December 31, 2011, the Company had an aggregate of 0.1 million shares of its common stock reserved for issuance under its 2006 Director Plan, of which 51,455 shares were subject to outstanding options and other stock-based awards and 30,517 shares were available for future grants of options and other stock-based awards.

Stock Benefit Plan Activities

Stock Options: A summary of stock option activity under all of the Company’s equity incentive plans as of December 31, 2011 and for the Transition Period and fiscal years 2011 and 2010 is as follows:

			Weighted Average
		Weighted	Remaining
		Average	Contractual	Aggregate
		Exercise	Term	Intrinsic
	Shares	Price	(Years)	Value
	(in thousands, except exercise price and contractual terms)

Outstanding at March 31, 2009	537	$52.10
Granted	158	$28.70
Exercised	(18)	$24.60
Forfeited	(51)	$30.80
Expired	(138)	$77.80
Outstanding at March 31, 2010	488	$40.50
Granted	9	$29.30
Exercised	(76)	$28.50
Forfeited	-	$38.70
Expired	(341)	$44.00
Outstanding at December 31, 2010	80	$35.61
Granted	28	$28.73
Exercised	(1)	$28.60
Forfeited	(1)	$28.40
Expired	(12)	$48.32
Outstanding at December 31, 2011	94	$31.89	5.69	$-

Options vested and expected to vest at December 31, 2011	82	$32.34	5.56	$-

Options exercisable at:
March 31, 2010	384	$43.40
December 31, 2010	69	$36.60
December 31, 2011	68	$33.12	5.32	$-

There is no aggregate intrinsic value of options at December 31, 2011 as there were no options “in-the-money.” During fiscal year 2011 and the Transition Period, the aggregate intrinsic value of options exercised under the Company’s equity incentive plans was minimal. During fiscal year 2010, the aggregate intrinsic value of options exercised was $0.3 million. The following table summarizes the Company’s options outstanding and exercisable at December 31, 2011:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
(in thousands, except exercise price and contractual life)

$25.80 - $28.40	9	6.68	$27.47	6	$28.40
$28.60 - $28.60	13	4.59	$28.60	13	$28.60
$29.10 - $29.10	25	6.40	$29.10	4	$29.10
$29.30 - $29.40	8	8.87	$29.34	6	$29.32
$32.80 - $32.80	10	6.05	$32.80	10	$32.80
$32.90 - $32.90	5	7.96	$32.90	5	$32.90
$37.80 - $37.80	10	3.59	$37.80	10	$37.80
$38.10 - $40.30	12	3.21	$38.68	12	$38.68
$40.70 - $42.40	1	4.75	$40.98	1	$40.98
$44.80 - $44.80	1	1.87	$44.80	1	$44.80
	94			68

As of December 31, 2011, the total unamortized stock-based compensation expense related to non-vested stock options, net of estimated forfeitures, was approximately $0.2 million and this expense is expected to be recognized over a remaining weighted-average period of 1.79 years.

Restricted Stock: Restricted stock awards and restricted stock units (collectively, “restricted stock”) were granted under the Company’s 2004 Equity Incentive Plan and 2006 Director Plan. As of December 31, 2011, there were 1,083 shares of service-based restricted stock awards and 14,125 shares of restricted stock units outstanding. The cost of restricted stock, determined to be the fair market value of the shares at the date of grant, is expensed ratably over the period the restrictions lapse. Certain non-employee directors received restricted stock shares that will vest immediately if the relationship between the Company and the non-employee director ceases for any reason. These non-vested shares are recognized and fully expensed as stock-based compensation expense at the date of grant.

A summary of activity for restricted stock as of December 31, 2011 and changes during the Transition Period and fiscal years 2011 and 2010 is as follows:

	Shares	Weighted Average Grant Date Fair Value
	(in thousands)

Non-vested stock at March 31, 2009	218	$34.30
Awarded	181	$28.50
Vested	(126)	$36.40
Forfeited	(101)	$28.60
Non-vested stock at March 31, 2010	172	$30.10
Awarded	8	$29.30
Vested	(45)	$32.80
Forfeited	(127)	$29.10
Non-vested stock at December 31, 2010	8	$29.40
Awarded	17	$0.01
Vested	(10)	$28.97
Forfeited	-	$28.39
Non-vested stock at December 31, 2011	15	$29.40

As of December 31, 2011, the total unamortized stock-based compensation expense related to non-vested restricted stock that is expected to vest, net of estimated forfeitures, was approximately $0.1 million and this expense is to be recognized over a remaining weighted-average period of 1.7 years.

Stock-Based Compensation

The Company measures and recognizes stock-based compensation for all stock-based awards made to its employees and directors based on estimated fair values using a straight-line amortization method over the respective requisite service period of the awards and adjusts it for estimated forfeitures. In addition, the Company applies the simplified method to establish the beginning balance of the additional paid-in capital pool related to the tax effects of employee stock-based compensation, which is available to absorb tax shortfalls.

In May 2010, the Compensation Committee of the Board of Directors modified all employees’ unvested stock-based awards, including stock options, restricted stock awards and restricted stock units, including those with performance-based vesting (none of which affect the Company’s Interim President and Chief Executive Officer). The modification of the unvested stock-based awards was effective the earlier of (1) June 8, 2010, the date the Company consummated the Purchase Agreement with PMC-Sierra for the sale of the DPS Business and PMC-Sierra assumed certain liabilities related to the DPS Business or (2) the date in which an employee was involuntarily terminated (other than for cause) as part of the actions the Company took related to its sale of the DPS Business.  The modifications included the acceleration of unvested stock-based awards and a settlement of unvested stock-based awards in the form of a fixed cash payment, resulting in total stock-based compensation expense of $0.2 million and cash compensation expense of $1.2 million, respectively, for the Transition Period.

Stock-based compensation expense included in the Consolidated Statements of Operations for the Transition Period and fiscal 2011 and 2010 is as follows:

		Nine-Month
	Fiscal Year	Transition	Fiscal Year
	Ended	Period Ended	Ended
	December 31,	December 31,	March 31,
	2011	2010(2)	2010(3)
	(in thousands)
Stock-based compensation expense by caption
Selling, marketing and administrative	$524	$470	$2,952
Effect on income (loss) from continuing operations, net of taxes(1)	$524	$470	$2,952

Stock-based compensation expense by type of award:
Stock options	$69	$215	$1,408
Restricted stock awards and restricted stock units	455	255	1,544
Effect on income (loss) from continuing operations, net of taxes(1)	$524	$470	$2,952

(1)
The total stock-based compensation, net of taxes, recorded on the Consolidated Statements of Operations and Consolidated Statements of Cash Flows for Transition Period and fiscal 2010, differs from the Consolidated Statements of Stockholders’ Equity as the Consolidated Statements of Stockholders’ Equity includes both continuing and discontinued operations.

(2)
The stock-based compensation recorded in the Transition Period excluded the cash compensation expense of $1.2 million paid to employees related to the settlement of unvested stock-based awards in the form of a fixed cash payment.

(3)
In fiscal 2010, the Company’s Consolidated Statements of Operations included additional compensation expense related to the accelerated vesting of certain options and shares of restricted stock or extending the period to exercise stock options after termination. Additional compensation expense recorded in fiscal 2010 included $0.9 million related to the modification of stock-based awards in connection with the Separation Agreement of Subramanian Sundaresh, the Company’s former Chief Executive Officer.

Stock-based compensation expense in the above table does not reflect any significant income tax expense, which is consistent with the Company’s treatment of income or loss from its United States operations for tax purposes. For the fiscal 2011, Transition Period and fiscal 2010, there are no income tax benefits realized for the tax deductions from option exercises of the stock-based payment arrangements. In addition, there was no stock-based compensation costs capitalized as part of an asset in the Transition Period and fiscal 2011 and 2010 as the amounts were immaterial.

Valuation Assumptions

The Company used the Black-Scholes option pricing model for determining the estimated fair value for all stock-based awards. The fair value of the stock-based awards granted in the Transition Period and fiscal 2011 and 2010 were estimated using the following weighted-average assumptions:

		Nine-Month
	Fiscal Year	Transition	Fiscal Year
	Ended	Period Ended	Ended
	December 31,	December 31,	March 31,
	2011	2010	2010(1)

Expected life (in years)	4.3	5.5	4.0
Risk-free interest rate	1.5%	1.7%	2.2%
Expected volatility	44%	44%	49%
Dividend yield	-	-	-
Forfeiture rate	40%	40%	40%
Weighted average fair value
Stock options	$-	$12.30	$11.60
Restricted stock	$28.40	$28.30	$28.60

(1)
The stock options granted in fiscal 2010 were made primarily during the first half of fiscal 2010, which was prior to the Company’s announcement that it would pursue a potential sale or disposition of certain of its assets or business operations. As a result, the expected term reflects the weighted-average period that the stock options were expected to remain outstanding, which was determined at the time of grant.

Note 5.     Business Disposition and Wind Down

The Company sold its business of providing data storage and software solutions and products (the “DPS Business”) to PMC-Sierra on June 8, 2010. The purchase price for the DPS Business was $34.3 million, of which $29.3 million was received by the Company upon the closing of the transaction and the remaining $5.0 million was withheld in an escrow account (“DPS Holdback”). The DPS Holdback was released to the Company on June 8, 2011, one year after the consummation of the sale, except for $0.1 million to provide for one disputed claim, and was recognized as contingent consideration in discontinued operations when received. The $0.1 million was received in September 30, 2011.  The Company recorded a gain of $10.7 million, net of taxes of $6.6 million, on the disposal of the DPS Business in the Transition Period, which is included in the “Loss from discontinued operations, net of taxes” in the Consolidated Statements of Operations.

Further, on June 8, 2010, the Company entered into a transition service agreement with PMC-Sierra, in which the Company provided certain services required for the operation of the DPS Business through December 2010 and the direct costs associated with providing these services were reimbursed by PMC-Sierra. As a result of the transition service agreement, cash of $1.7 million was received on behalf of PMC-Sierra upon collection of accounts receivable and was classified as “Restricted cash” and included in “Accounts payable” on the Company’s Consolidated Balance Sheets at December 31, 2010. In the Transition Period, the Company incurred approximately $1.3 million in direct costs under the transition service agreement with PMC-Sierra, which were reimbursed by PMC-Sierra. As of December 31, 2010, PMC-Sierra owed the Company $0.1 million under the transition service agreement, which was included in “Other current assets” on the Company’s Consolidated Balance Sheets.

In July 2011, the Company ceased its efforts to sell or license its intellectual property from the Aristos Business and finalized the wind down of such business.

As such, the disposed DPS Business and wound down Aristos Business are reflected as discontinued operations in the accompanying financial statements and prior periods have been reclassified to conform to this presentation. Revenues and the components of income related to the DPS Business and Aristos Business included in discontinued operations in the nine-month transition period ended December 31, 2010 and the fiscal year ended March 31, 2010 are as follows:

	Nine-Month
	Transition	Fiscal Year
	Period Ended	Ended
	December 31,	March 31,
	2010	2010
	(in thousands)

Revenues	$20,620	$73,682

Income from discontinued operations before income taxes	$(17,647)	$(1,065)
Benefit from income taxes	6,358	(373)
Income from discontinued operations, net of taxes	$(11,289)	$(1,438)

During the fiscal year ended December 31, 2011, the Company sold patents from its DPS Business for $1.9 million, which was included in income from discontinued operations. There was no financial activity from the Aristos Business during fiscal year 2011.

Note 6.     Marketable Securities

The Company’s investment policy focuses on three objectives:  to preserve capital, to meet liquidity requirements, and to maximize total return. The Company’s investment policy establishes minimum ratings for each classification of investments when purchased and investment concentration is limited to minimize risk.  The policy also limits the final maturity on any investment and the overall duration of the portfolio.  Given the overall market conditions, the Company regularly reviews its investment portfolio to ensure adherence to its investment policy and to monitor individual investments for risk analysis and proper valuation.

The Company’s portfolio of marketable securities at December 31, 2011 was as follows:

		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(in thousands)
Available-for-sale securities:
Short-term deposits	$3,029	$-	$-	$3,029
United States government securities	309,189	593	(3)	309,779
Government agencies	3,505	21	-	3,526
Corporate obligations	1,513	8	-	1,521
Total available-for-sale securities	317,236	622	(3)	317,855
Amounts classified as cash equivalents	(2,914)	-	-	(2,914
Amounts classified as marketable securities	$314,322	$622	$(3)	$314,941

The Company’s portfolio of marketable securities at December 31, 2010 was as follows:

		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(in thousands)
Available-for-sale securities:
Short-term deposits	$5,737	$-	$-	$5,737
United States government securities	57,379	409	(32)	57,756
Government agencies	53,065	308	(51)	53,322
Mortgage-backed securities	32,161	141	(36)	32,266
State and municipalities	4,021	2	(39)	3,984
Corporate obligations	183,971	1,122	(117)	184,976
Asset-backed securities	492	17	-	509
Total available-for-sale securities	336,826	1,999	(275)	338,550
Amounts classified as cash equivalents	(24,415)	-	-	(24,415)
Amounts classified as marketable securities	$312,411	$1,999	$(275)	$314,135

Sales of marketable securities resulted in gross realized gains of $2.0 million, $1.1 million and $0.7 million for fiscal 2011, the Transition Period and fiscal 2010, respectively. Sales of marketable securities resulted in gross realized losses of $0.3 million, $0.5 million and $0.2 million for fiscal 2011, the Transition Period and fiscal 2010, respectively.

The following table summarizes the fair value and gross unrealized losses of the Company’s available-for-sale marketable securities, aggregated by type of investment instrument and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2011:

	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in thousands)
U.S. government securities	$15,186	$(3)	$-	$-	$15,186	$(3)

The following table summarizes the fair value and gross unrealized losses of the Company’s available-for-sale marketable securities, aggregated by type of investment instrument and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2010:

	Less than 12 Months		12 Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(in thousands)

U.S. government securities	$12,793	$(32)	$-	$-	$12,793	$(32)
Government agencies	17,977	(51)	-	-	17,977	(51)
Mortgage-backed securities	11,019	(36)	-	-	11,019	(36)
State and municipalities	2,843	(39)	-	-	2,843	(39)
Corporate oligations	36,815	(117)	-	-	36,815	(117)
Total	$81,447	$(275)	$-	$-	$81,447	$(275)

The Company’s investment portfolio consists of both corporate and government securities that generally mature within three years. The longer the duration of these securities, the more susceptible they are to changes in market interest rates and bond yields. As yields increase, those securities purchased with a lower yield-at-cost show a mark-to-market unrealized loss. All unrealized losses are due to changes in interest rates and bond yields. The Company has considered all available evidence and determined that the marketable securities in which unrealized losses were recorded in the Transition Period and fiscal years 2011 and 2010 were not deemed to be other-than-temporary. The Company holds its marketable securities as available-for-sale and marks them to market.

The amortized cost and estimated fair value of investments in available-for-sale debt securities at December 31, 2011, by contractual maturity, were as follows:

		Estimated
	Cost	Fair Value
	(in thousands)

Mature in one year or less	$256,764	$257,050
Mature after one year through three years	60,473	60,805
Total	$317,237	$317,855

Note 7.     Fair Value Measurements

Fair value is defined as the price that would be received for selling an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting standard surrounding fair value measurements establishes a fair value hierarchy, consisting of three levels, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Financial Assets Measured at Fair Value on a Recurring Basis

The Company utilized levels 1, 2 and 3 to value its financial assets on a recurring basis.  Level 1 instruments use quoted prices in active markets for identical assets or liabilities, which include the Company’s cash accounts, short-term deposits and money market funds as these specific assets are liquid.  Level 1 instruments also include United States government securities, government agencies, and state and municipalities, as these securities are backed by the federal or state governments and traded in active markets frequently with sufficient volume.  Level 2 instruments are valued using the market approach, which uses quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities and include mortgage-backed securities, corporate obligations and asset-backed securities as similar or identical instruments can be found in active markets. Level 3 is supported by little or no market activity and requires a high level of judgment to determine fair value, which includes the Company’s two venture fund investments. The Company periodically monitors its two venture capital funds and records these investments within “Other long-term assets” on the Condensed Balance Sheets based on quarterly statements the Company receives from each of the funds.  The statements are generally received one quarter in arrears, as more timely valuations are not practical.  The statements reflect the net asset value, which the Company uses to determine the fair value for these investments, which (a) do not have a readily determinable fair value and (b) either have the attributes of an investment company or prepare their financial statements consistent with the measurement principles of an investment company. The assumptions used by the Company, due to lack of observable inputs, may impact the fair value of these equity investments in future periods.  In the event that the carrying value of its equity investments exceeds their fair value, or the decline in value is determined to be other-than-temporary, the carrying value is reduced to its current fair value, which is recorded in “Interest and other income, net,” in the Condensed Statements of Operations.  At December 31, 2011, there were no significant transfers that occurred between any of the levels of the Company’s financial assets.

A summary of financial assets measured at fair value on a recurring basis at December 31, 2011 is as follows:

		Fair Value Measurements
		at Reporting Date Used
		Quoted Prices
		in Active	Significant
		Markets For	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	(in thousands)

Cash, including short-term deposits(1)	$8,601	$8,601	$-	$-
U.S. government securities(2)	309,780	309,780	-	-
Government agencies(2)	3,526	3,526	-	-
Corporate obligations(2)	1,521	-	1,521	-
Non-controlling interests in certain funds(3)	1,117	-	-	1,117
Total	$324,545	$321,907	$1,521	$1,117

(1)	At December 31 2011, the Company recorded $8.5 million and $0.1 million within “Cash and cash equivalents” and “Marketable securities,” respectively.

(2)	Recorded within “Marketable securities.”

(3)	Recorded within “Other long-term assets.”

A summary of financial assets measured at fair value on a recurring basis at December 31, 2010 was as follows:

		Fair Value Measurements
		at Reporting Date Used
		Quoted Prices
		in Active	Significant
		Markets For	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	(in thousands)

Cash, including short-term deposits(1)	$19,598	$19,598	$-	$-
U.S. government securities(2)	57,756	57,756	-	-
Government agencies(2)	53,322	53,322	-	-
Mortgage-backed securities(2)	32,266	31,870	396	-
State and municipalities(2)	3,984	3,984	-	-
Corporate obligations(3)	184,976	-	184,976	-
Asset-backed securities(2)	509	-	509	-
Non-controlling interests in certain funds(4)	1,184	-	-	1,184
Total	$353,595	$166,530	$185,881	$1,184

(1)	At December 31, 2010, the Company recorded $19.5 million within “Cash and cash equivalents” and $0.1 million within “Marketable securities,” respectively.

(2)	Recorded within “Marketable securities.”

(3)	At December 31, 2010, the Company recorded $18.8 million within “Cash and cash equivalents” and $166.2 million in “Marketable securities,” respectively.

(4)	Recorded within “Other long-term assets.”

The Company’s other financial instruments include accounts payable and accrued and other liabilities. Carrying values of these financial liabilities approximate their fair values due to the relatively short maturity of these items. The related cost basis for the Company’s 3/4% Convertible Senior Notes due December 22, 2023 (the “3/4% Notes”) at December 31, 2011 and 2010 was approximately $0.3 million on both dates. Although the remaining balance of its 3/4% Notes is relatively small and the market trading is very limited, the Company expects the cost basis for the 3/4% Notes of approximately $0.3 million at December 31, 2011 to approximate fair value. The Company’s convertible debt is recorded at its carrying value, not the estimated fair value.

Non-Financial Assets Measured at Fair Value on a Non-Recurring Basis

The Company utilized Level 3 to value its non-financial assets on a non-recurring basis. Level 3 is categorized as significant unobservable inputs. The Company has no non-financial assets measured at fair value on a non-recurring basis as of December 31, 2011. At December 31, 2010, the Company had $6.0 million of long-lived assets held-for-sale classified as Level 3 non-financial assets measured at fair value on a non-recurring basis. These assets were originally classified as held and used for $10.1 million, but were written down to the impaired fair value of $6.0 million on July 2, 2010, resulting in an impairment charge of $4.1 million included in the Consolidated Statement of Operations for the Transition Period. Other long-lived assets held and used were written down to zero value during the Transition Period, resulting in an impairment charge of $6.1 million.

Note 8.     Long-Lived Assets

Property and Equipment, Net

The components of property and equipment, net, at December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010(1)
	(in thousands)

Rigs and workoever equipment	$11,750	$-
Leasehold improvements	5,677	-
Other equipment	3,205	-
Vehicles	648	-
Furniture and fixtures	100	-
	21,380	-
Accumulated depreciation	(320)	-
Property and equipment, net	$21,060	$-

(1)	During the nine-month transition period ended December 31, 2010, all property and equipment, net was either sold or reclassified as “Assets held for sale” in the Consolidated Balance Sheet.

Depreciation expense for fiscal 2011 was $0.3 million, with $0.1 million and $0.2 million being included in “Cost of revenues” and “Selling, general and administrative,” respectively, in the Consolidated Statements of Operations. Depreciation expense in the Transition Period and fiscal 2010 was $0.3 million and $1.2 million, respectively, and were both included in “Loss from discontinued operations, net of taxes.” The Company impaired certain of its assets in the Transition Period, resulting in a write-down of $4.1 million, which was also included in “Loss from discontinued operations.”

Intangible Assets, Net

The acquisitions of Baseball Heaven and Rogue included the acquisition of $0.2 million and $5.6 million of identifiable intangible assets, respectively.

The components of intangible assets, net, at December 31, 2011and their amortization details are as follows:

	December 31, 2011
		Accumulated		Amortization	Estimated
	Cost	Amortization	Net	Method	Useful Life
	(in thousands)
Sports-Related:
Customer relationships	$235	$(20)	215	Straight-line	5 years

Oilfield Servicing:
Customer relationships	4,700	(29)	4,671	Accelerated	10 years
Trade names	900	-	900	Accelerated	5 years
	5,600	(29)	5,571
	$5,835	$(49)	$5,786

The components of intangible assets, net, at December 31, 2010and their amortization details are as follows:

	December 31, 2011
		Impairment/
		Accumulated		Amortization	Estimated
	Cost	Amortization	Net	Method	Useful Life
	(in thousands)
Acquisition-related:
Customer relationships(1)	$3,900	$(3,900)	$-	Straight-line	N/A
Trade names	-	-	-	Straight-line	N/A
Patents, core and existing technologies(2)	18,800	(18,800)	-	Straight-line	N/A
Backlog	340	(340)	-	Straight-line	N/A
Total acquisition-related	23,040	(23,040)	-
Software license	1,755	(1,755)	-	Straight-line	N/A
	$24,795	$(24,795)	$-

(1)
Accumulated amortization at December 31, 2010 includes impairment charges of $0.8 million, which is recorded within “Loss from discontinued operations, net of taxes” in the Consolidated Statements of Operations.

(2)
Accumulated amortization at December 31, 2010 includes impairment charges of $5.3 million, which is recorded within “Loss from discontinued operations, net of taxes” in the Consolidated Statements of Operations.

Estimated aggregate future amortization expenses for the next five years for the intangible assets are as follows:

		Oilfield
	Sports-Related	Servicing
	(in thousands)
For the year ended December 31:
2012	$47	$1,272
2013	47	948
2014	47	707
2015	47	591
2016	27	471
	$215	$3,989

Intangible assets at December 31, 2011 include customer relationship and trade names from the Company’s three acquisitions made during fiscal 2011. Amortization expense for fiscal 2011 was $49,000, with $20,000 and $29,000 being included in “Cost of revenues” and “Selling, marketing and administrative,” respectively, in the Consolidated Statements of Operations. Amortization expense for the Transition Period and fiscal 2010 was $9.9 million and $5.5 million, respectively, and is included in “Loss from discontinued operations, net of taxes” in the Consolidated Statements of Operations.

Impairment Review

In June 2010, the Company made a decision to wind down its Aristos Business and notified its customers that final shipments would occur by the end of September 2010. The Company also planned to put its building up for sale towards the end of the Transition Period. As a result of these actions, the Company evaluated the carrying value of its long-lived assets at July 2, 2010 and determined that the carrying value of such assets may not be fully recoverable. The Company then measured the impairment loss and recognized the amount in which the carrying value exceeded the estimated fair value by recording an impairment charge of $10.2 million in the Transition Period, which is included in “Loss from discontinued operations, net of taxes,” in the Consolidated Statements of Operations. Of the $10.2 million impairment charge, $6.1 million related to the write off of intangible assets and the remaining $4.1 million related to the reduction of the carrying value of its property and equipment, net, to its estimated fair value. The estimated fair value was based on the market approach and considered the perspective of market participants using or exchanging the Company’s long-lived assets. The estimation of the impairment involved assumptions that required judgment by the Company.

Assets Held For Sale

Based on its business dispositions and wind down of its Aristos Business (see Note 5), the Company reclassified its building to “Assets held for sale” as of December 31, 2010, at its estimated fair value, net of selling costs, of $6.0 million. The Company’s carrying value of the building was increased by $0.2 million during the three-month period ended April 1, 2011 due to leasehold improvements that were placed into service during that period. The Company sold the building on June 1, 2011 for a total consideration of $6.5 million less selling expenses of $0.2 million, resulting in a gain of approximately $50,000.

Note 9.     ¾% Notes

In December 2003, the Company issued $225.0 million in aggregate principal amount of 3/4% Notes. The issuance costs associated with the 3/4% Notes totaled $6.8 million, which was amortized to interest expense over five years, and the net proceeds to the Company from the offering of the 3/4% Notes were $218.2 million. The Company pays cash interest at an annual rate of 3/4% of the principal amount at issuance, payable semi-annually on June 22 and December 22 of each year. The 3/4% Notes are subordinated to all existing and future senior indebtedness of the Company. The Company does not apply the accounting standard issued in May 2008 by the FASB with regard to applying a nonconvertible debt borrowing rate on its 3/4% Notes, as the 3/4% Notes may not be settled in cash or other assets upon conversion.

The 3/4% Notes are convertible at the option of the holders into shares of the Company’s common stock, par value $0.001 per share, only under the following circumstances: (1) prior to December 22, 2021, on any date during a fiscal quarter if the closing sale price of the Company’s common stock was more than 120% of the then current conversion price of the 3/4% Notes for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, (2) on or after December 22, 2021, if the closing sale price of the Company’s common stock was more than 120% of the then current conversion price of the 3/4% Notes, (3) if the Company elects to redeem the 3/4% Notes, (4) upon the occurrence of specified corporate transactions or significant distributions to holders of the Company’s common stock occur or (5) subject to certain exceptions, for the five consecutive business day period following any five consecutive trading day period in which the average trading price of the 3/4% Notes was less than 98% of the average of the sale price of the Company’s common stock during such five-day trading period multiplied by the 3/4% Notes then current conversion rate. Subject to the above conditions, each $1,000 principal amount of 3/4% Notes is convertible into approximately 8.5441 shares of the Company’s common stock (equivalent to an initial conversion price of approximately $117.04 per share of common stock).

In fiscal 2010, the Company repurchased a total of $0.1 million at a price equal to 100% of the principal amount of the 3/4% Notes. At December 31, 2011 and 2010, the Company had a remaining liability of $0.3 million of aggregate principal amount related to its 3/4% Notes. Each remaining holder of the 3/4% Notes may require the Company to purchase all or a portion of its 3/4% Notes on December 22, 2013, on December 22, 2018 or upon the occurrence of a change of control (as defined in the indenture governing the 3/4% Notes) at a price equal to the principal amount of 3/4% Notes being purchased plus any accrued and unpaid interest and the Company may redeem some or all of the 3/4% Notes for cash at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued interest to, but excluding, the redemption date.  The Company may seek to make open market repurchases of the remaining balance of its 3/4% Notes within the next twelve months.

Note 10.     Liabilities

The components of other long-term liabilities at December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010
	(in thousands)

Tax-related	$10,737	$11,434
Other	-	769
	$10,737	$12,203

The components of accrued and other liabilities at December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010
	(in thousands)

Tax-related	$56	$557
Restructuring-related	-	1,231
Accrued compensation and related taxes	1,593	1,334
Deferred revenue	278	-
Professional services	485	1,148
Accrued workers compensation	1,233	-
Other	181	128
	$3,826	$4,398

Note 11.     Restructuring Charges

During fiscal 2011, the Company completed all of its outstanding restructuring plans. The Company had implemented restructuring plans in the Transition Period, and in fiscal 2010 and 2009. In addition, the Company had an acquisition-related restructuring plan in place from its fiscal year ended March 31, 2006. The goals of these plans were to bring the Company’s operational expenses to appropriate levels relative to its historical net revenues, while simultaneously implementing extensive company-wide expense-control programs. All expenses, including adjustments, associated with the Company’s restructuring plans are included in “Restructuring charges” and/or “Loss from discontinued operations, net of taxes” in the Consolidated Statements of Operations.

The activity in the restructuring accrual for all outstanding plans from March 31, 2010 through December 31, 2011 was as follows:

	Severance
	and Benefits	Other Charges	Total
	(in thousands)

Accrual balance at March 31, 2010	$80	$693	773
Charges for Transition Period restructuring plan	4,276	150	4,426
Accrual adjustments	(15)	92	77
Cash paid	(3,460)	(585)	(4,045)
Accrual balance at December 31, 2010	881	350	1,231
Accrual adjustments	(36)	-	(36)
Cash paid	(845)	(350)	(1,195)
Accrual balance at December 31, 2011	$-	$-	$-

All restructuring plans have been completed as of December 31, 2011 and the Company does not anticipate further plans being implemented.

Note 12.     Commitments and Contingencies

Contractual Obligations

The Company completed the sale of its headquarters building on June 1, 2011 for net cash proceeds of $6.3 million. Concurrently, the Company began leasing a 3,581 square foot portion of the building from the new owner for approximately $4,300 per month. The majority of this space is leased through March 31, 2012.

Through its acquisitions of Baseball Heaven, The Show and Rogue, the Company assumed additional leases of property with the following non-cancelable obligations:

Amount
(in thousands)
For the year ending December 31:
2012	$602
2013	457
2014	431
2015	431
2016	425
$2,346

Legal Proceedings

From time to time, we are subject to litigation or claims, including claims related to businesses that we wound down or sold, which are normal in the course of business, and while the results of such litigation matters and claims cannot be predicted with certainty, we believe that the final outcome of such matters will not have a material adverse impact on our financial position, results of operations or cash flows. However, because of the nature and inherent uncertainties of litigation, should the outcome of these actions be unfavorable, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

For an additional discussion of certain risks associated with legal proceedings, see “Item 1A. Risk Factors” of this Annual Report on Form 10-K.

Intellectual Property and Other Indemnification Obligations

The Company has agreements whereby it indemnified its directors and certain of its officers for certain events or occurrences while the officer or director is, or was, serving at the Company’s request in such capacity. These indemnification agreements are not subject to a maximum loss clause; however, the Company maintains a director and officer insurance policy which may cover all or a portion of the liabilities arising from its obligation to indemnify its directors and officers. It is not possible to make a reasonable estimate of the maximum potential amount of future payments under these or similar agreements due to the conditional nature of the Company’s obligations and the unique facts and circumstances involved in each particular agreement. Historically, the Company has not incurred significant costs to defend lawsuits or settle claims related to such agreements and no amount has been accrued in the accompanying Consolidated Financial Statements with respect to these indemnification guarantees.

In addition, the Company entered into agreements with PMC-Sierra that included certain indemnification obligations related to the sale of the DPS Business. These indemnification obligations generally required the Company to compensate the other party for certain damages and costs incurred as a result of third party claims. In these circumstances, payment by the Company was conditional on the other party making a claim pursuant to the procedures specified in the particular agreements, which procedures typically allowed the Company to challenge the other party’s claims. Further, the Company’s obligations under these agreements was limited in terms of time and/or amount, and in some instances, the Company may have had recourse against third parties for certain payments made by it under these agreements. No liability resulted from the agreements with PMC-Sierra.

Product Warranty from Discontinued Operations

The Company provided an accrual for estimated future warranty costs based upon the historical relationship of warranty costs to sales. The estimated future warranty obligations related to product sales were recorded in the period in which the related revenue was recognized. The estimated future warranty obligations were affected by sales volumes, product failure rates, material usage and replacement costs incurred in correcting a product failure. If actual product failure rates, material usage or replacement costs differed from the Company’s estimates, revisions to the estimated warranty obligations would be required. Substantially all of the Company’s product warranty liability transferred to PMC-Sierra upon the sale of the DPS Business, except those amounts associated with the Company’s Aristos Business. As of December 31, 2010, all product warranties were fulfilled.

Note 13.     Interest and Other Income, Net

The components of interest and other income, net, for fiscal 2011, the Transition Period and fiscal 2010 are as follows:

		Nine-Month
	Fiscal Year	Transition	Fiscal Year
	Ended	Period Ended	Ended
	December 31,	December 31,	March 31,
	2011	2010	2010
	(in thousands)

Interest income	$4,088	$5,101	$8,496
Realized currency translation gains	3,934	18	399
Gain on sale of investments	-	-	440
Gain on settlement of class action suit	-	-	944
Other	336	89	182
	$8,358	$5,208	$10,461

In fiscal 2010, the Company received $0.9 million from Micron Technology, Inc. as part of a class action settlement regarding DRAM antitrust matters and recorded a gain of $0.4 million from the sale of an investment in a non-controlling interest of a non-public company.

Note 14.     Income Taxes

The components of loss from continuing operations before benefit from (provision for) income taxes for all periods presented are as follows:

		Nine-Month
	Fiscal Year	Transition	Fiscal Year
	Ended	Period Ended	Ended
	December 31,	December 31,	March 31,
	2011	2010	2010
	(in thousands)
Loss from continuing operations before income taxes:
Domestic	$(3,016)	$(12,220)	$(21,500)
Foreign	2,559	2,436	1,420
	$(457)	$(9,784)	$(20,080)

The components of the benefit from (provision) for income taxes from continuing operations for all periods presented are as follows:

		Nine-Month
	Fiscal Year	Transition	Fiscal Year
	Ended	Period Ended	Ended
	December 31,	December 31,	March 31,
	2011	2010	2010
	(in thousands)
Federal:
Current	$(2,666)	$76	$1,341
Deferred	-	-	-
	(2,666)	76	1,341
Foreign:
Current	1,979	(7,961)	535
Deferred	921	276	1,018
	2,900	(7,685)	1,553
State
Current	(8)	7	(46)
Deferred	-	-	-
	(8)	7	(46)

Benefit from (provision for) income taxes	$226	$(7,602)	$2,848

The Company’s effective tax rate differed from the federal statutory rate for all periods presented as follows:

		Nine-Month
	Fiscal Year	Transition	Fiscal Year
	Ended	Period Ended	Ended
	December 31,	December 31,	March 31,
	2011	2010	2010

Federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	-1.9%	0.0%	-0.2%
Foreign losses not benefited	-19.6%	1.2%	-1.8%
Changes in tax reserves	640.3%	-78.2%	2.2%
Change in valuation allowance	5852.1%	-33.6%	8.3%
Distributions from foreign subsidiaries	-6599.8%	-3.8%	-36.3%
Benefit from NOL carryback	0.0%	0.0%	6.7%
Other permanent differences	143.2%	1.7%	0.3%
	49.3%	-77.7%	14.2%

The Company recorded a benefit from income taxes of $0.2 million for the fiscal year ended December 31, 2011, primarily due to the reversal of reserves for foreign taxes as a result of a favorable settlement in Singapore. During fiscal 2011, the Company made significant changes to its historic investment portfolio to move to primarily low-risk interest-bearing government securities. These changes were significant enough, in the Company’s judgment, to consider the legacy portfolio to have been disposed of for the purpose of tracking a disproportionate tax effect that arose in fiscal 2008. Fiscal 2011 also included the Company realizing certain currency translation gains due to substantial liquidation of certain of its foreign subsidiaries and the receipt of dividends from foreign subsidiaries. These taxes were partially offset by income tax benefits from losses incurred in the Company’s foreign jurisdictions and the reversal of reserves for certain foreign taxes.

In the Transition Period and fiscal 2010, the Company’s tax benefit (provision) were associated with losses incurred from continuing operations being offset by income and taxes in discontinued operations. Further, these were offset by state minimum taxes and taxes related to foreign subsidiaries. In the Transition Period, the Company’s tax provision included tax expenses of $7.9 million primarily due to changes in judgment related to the ongoing audits in its foreign jurisdictions.

In fiscal 2010, the Company’s tax benefit included tax benefits of $1.3 million related to additional tax refunds that became available to the Company during 2010 due to the enactment of the Worker, Homeownership and Business Act of 2009, which allowed for an extension of the NOL carryback period from two to five years for United States tax purposes. Additionally, the Company also recorded tax benefits of $4.4 million primarily due to reaching final settlement with the German tax authorities for fiscal years 2001 and 2004 and the Singapore tax authorities for fiscal year 2001, reflecting the reversal of previously accrued liabilities and refunded tax amounts. This was partially offset by tax expense of $3.6 million primarily due to changes in judgment related to the ongoing audits in foreign jurisdictions.

The significant components of the Company’s deferred tax assets and liabilities at December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010
	(in thousands)
Deferred tax assets:
Intangible assets	$3	$234
NOL carryover	58,870	86,124
Research and development credits	29,659	29,659
Capitalized research and development	-	5,644
Compensatory and other accruals	688	689
Restructuring charges	-	480
Foreign tax credits	10,035	10,035
Fixed assets accrual	155	1,825
Other, net	2,690	3,710
Gross deferred tax assets	102,100	138,400

Deferred tax liabilities:
Unremitted earnings	(30,667)	(66,666)
Unrealized loss on investments	(229)	(540)
Other, net	(30)
Gross deferred tax liabilities	(30,926)	(67,206)

Valuation allowance	(69,508)	(70,449)

Deferred tax assets, net	$1,666	$745

The significant components of the Company’s deferred tax assets and liabilities at December 31, 2011 and 2010 were classified in the Consolidated Balance Sheets as follows:

	December 31,
	2011	2010
	(in thousands)
Deferred tax assets:
Other current assets	$-	$986
Other long-term assets	1,711	745
Total deferred tax assets	1,711	1,731

Deferred tax liabilities:
Other current liabilities	(15)	-
Other long-term liabilities	(30)	(986)
Total deferred tax liabilities	(45)	(986)

	$1,666	$745

The Company continues to provide United States deferred income taxes and foreign withholding taxes on its undistributed earnings. At December 31, 2011 and 2010, the Company recorded a deferred tax liability of $30.7 million and $66.7 million, respectively related to the foreign undistributed earnings, which was offset by a reduction in the Company’s valuation allowance against its deferred tax assets.

The Company continuously monitors the circumstances impacting the expected realization of its deferred tax assets on a jurisdiction by jurisdiction basis. At December 31, 2011 and 2010, the Company’s analysis of its deferred tax assets demonstrated that it was more likely than not that all of its net U.S. deferred tax assets will not be realized, resulting in a valuation allowance for deferred tax assets of $69.5 million and $70.4 million, which included immaterial out-of-period adjustments that had no impact to net loss, respectively. This resulted in a decrease to the valuation allowance by $0.9 million in the fiscal year ended December 31, 2011 and by $10.8 million during the nine-month Transition Period ended December 31, 2010. Factors that led to this conclusion included, but were not limited to, the Company’s past operating results, cumulative tax losses in the United States and uncertain future income on a jurisdiction by jurisdiction basis.

The Company continues to monitor the status of its NOLs, which may be used to offset future taxable income. If the Company underwent an ownership change, the NOLs would be subject to an annual limit on the amount of the taxable income that may be offset by its NOLs generated prior to the ownership change and additionally, the Company may be unable to use a significant portion of its NOLs to offset taxable income. At December 31, 2011, the Company had net operating loss carryforwards of $208.7 million for federal and $154.3 million for state purposes that expire in various years beginning in 2019 for federal and 2011 for state purposes. At December 31, 2011, the Company had research and development credits of $30.3 million for federal purposes that expire in various years beginning in 2019 and credits of $17.7 million for state purposes that carry forward indefinitely until fully exhausted. At December 31, 2011, the Company had foreign tax credits of $2.8 million that expire in various years beginning in 2010. Of the federal net operating loss carryforwards, $9.1 million were related to stock option deductions, the tax benefit of which will be credited to additional paid-in capital when realized.

Uncertainty in Income Taxes

The Company recognizes interest and/or penalties related to uncertain tax positions within “Benefit from (provision for) income taxes” in its Consolidated Statements of Operations. To the extent that accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. The amount of interest and penalties accrued during fiscal year 2011, the Transition Period and fiscal year 2010 was immaterial.

A reconciliation of the changes to the Company’s gross unrecognized tax benefits for all periods presented is as follows:

		Nine-Month
	Fiscal Year	Transition	Fiscal Year
	Ended	Period Ended	Ended
	December 31,	December 31,	March 31,
	2011	2010	2010
	(in thousands)

Balance at beginning of period	$31,818	$23,925	$27,779
Tax positions related to current year:
Additions	-	84	430
Tax positions related to prior years:
Additions	951	7,809	423
Reductions	-		(271)
Settlements	(2,866)		(4,436)
Balance at end of period	$29,903	$31,818	$23,925

As of December 31, 2011, the Company’s total gross unrecognized tax benefits were $29.9 million, of which $9.2 million, if recognized, would affect the effective tax rate. There was an overall decrease of $1.9 million in the Company’s gross unrealized tax benefits from the Transition Period to fiscal 2011, primarily due to the reversal of reserves for foreign taxes as a result of a favorable settlement with the Singapore taxing authorities for the tax assessment years of 2003 and 2004.

The Company is subject to U.S. federal income tax as well as income taxes in many U.S. states and foreign jurisdictions in which the Company operates or formerly operated. As of December 31, 2011, fiscal years 2004 onward remained open to examination by the U.S. taxing authorities and fiscal years 1999 onward remained open to examination in various foreign jurisdictions. U.S. tax attributes generated in fiscal years 1999 onward also remain subject to adjustment in subsequent audits when they are utilized.

The calculation of unrecognized tax benefits involves dealing with uncertainties in the application of complex global tax regulations. Management regularly assesses the Company’s tax positions in light of legislative, bilateral tax treaty, regulatory and judicial developments in the countries in which the Company conducts or formerly conducted business. Management believes that it is not reasonably possible that the gross unrecognized tax benefits will change significantly within the next 12 months; however, tax audits remain open and the outcome of any tax audits are inherently uncertain, which could change this judgment in any given quarter.

Note 15.     Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share gives effect to all potentially dilutive common shares outstanding during the period, which include certain stock–based awards, calculated using the treasury stock method, and convertible notes which are potentially dilutive at certain earnings levels, and are computed using the if-converted method. As disclosed in Note 1, all share information has been adjusted to reflect the Reverse/Forward Split.

A reconciliation of the numerator and denominator of the basic and diluted income (loss) per share computations for continuing operations, discontinued operations and net income (loss) for all periods presented is as follows:

		Nine-Month
	Fiscal Year	Transition	Fiscal Year
	Ended	Period Ended	Ended
	December 31,	December 31,	March 31,
	2011	2010	2010
	(in thousands, except per share amounts)

Numerators (basic and diluted):
Income (loss) from continuing operations, net of taxes	$(218)	$(17,386)	$(17,232)
Income (loss) from discontinued opertions, net of taxes	$6,915	$(373)	$(202)
Net income (loss)	$6,769	$(17,759)	$(17,434)

Denominators:
Weighted average shares outstanding - basic	10,882	11,609	11,920
Effect of common stock equivalents (if any):
Stock-based awards	15	-	-
3/4% notes	-	-	-
Weighted average shares outstanding - diluted	10,897	11,609	11,920

Income (loss) per share:
Basic
Income (loss) from continuing operations, net of taxes	$(0.02)	$(1.50)	$(1.45)
Income (loss) from discontinued opertions, net of taxes	$0.64	$(0.03)	$(0.02)
Net income (loss)	$0.62	$(1.53)	$(1.46)
Diluted
Income (loss) from continuing operations, net of taxes	$(0.02)	$(1.50)	$(1.45)
Income (loss) from discontinued opertions, net of taxes	$0.63	$(0.03)	$(0.02)
Net income (loss)	$0.62	$(1.53)	$(1.46)

Diluted loss per share for the Transition Period and fiscal 2010 was based on the basic weighted average shares outstanding only, as the inclusion of any common stock equivalents would have been anti-dilutive. For the Loss from continuing operations, net of taxes, for fiscal 2011, the basic weighted average shares outstanding was also used, as the inclusion of any common stock equivalents would have been anti-dilutive. The potential common shares excluded for each of the periods presented are as follows:

		Nine-Month
	Fiscal Year	Transition	Fiscal Year
	Ended	Period Ended	Ended
	December 31,	December 31,	March 31,
	2011	2010	2010
	(in thousands)

Outstanding stock options	-	297	556
Outstanding restricted stock	20	43	230
3/4% convertible senior subordinated notes due 2023	3	3	3
Warrants(1)	-	-	17

(1)
In August 2004, the Company entered into an agreement to sell external storage products to IBM. In connection with this agreement, the Company issued IBM a warrant to purchase 25,000 shares of the Company’s common stock at an exercise price of $69.40 per share. This warrant expired without being exercised in August 2009. In connection with the IBM internet protocol Series RAID acquisition in June 2004, the Company issued IBM a warrant to purchase 25,000 shares of the Company’s common stock at a purchase price of $81.30 per share. This warrant expired without being exercised in June 2009.

Note 16.     Comprehensive Income (Loss)

The components of the Company’s comprehensive income (loss), net of taxes, which consisted of net income (loss), changes in net unrealized losses on marketable securities, net of taxes, and foreign currency translation adjustments, for all periods presented, are as follows:

		Nine-Month
	Fiscal Year	Transition	Fiscal Year
	Ended	Period Ended	Ended
	December 31,	December 31,	March 31,
	2011	2010	2010
	(in thousands)
Net foreign currency translation adjustments, net of taxes:
Foreign currency translation adjustments, net of taxes	$164	$141	$1,212
Release of foreign currency translation gains, net of taxes	(2,542)	-	-
Subtotal	(2,378)	141	1,212
Net unrealized gain (loss) on marketable securities, net of taxes	260	(1,566)	110
Net income (loss) attributable to non-controlling interest of The Show	(72)	-	-
Net income (loss) attributable to Steel Excel Inc.	6,769	(17,759)	(17,434)
	$4,579	$(19,184)	$(16,112)

The Company has considered all available evidence and determined that the marketable securities in which unrealized (losses) were recorded were not deemed to be other-than-temporary. The Company holds it marketable securities as available-for-sale and marks them to market. The Company expects to realize the full value of all its marketable securities upon maturity or sale, as the Company has the intent and ability to hold the securities until the full value is realized. However, the Company cannot provide any assurance that its invested cash, cash equivalents and marketable securities will not be impacted by adverse conditions in the financial markets, which may require the Company to record an impairment charge that could adversely impact its financial results.

The components of accumulated other comprehensive income, net of taxes, at December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010
	(in thousands)

Net unrealized gain on marketable securities, net of taxes	$624	$364
Foreign currency translation, net of taxes	119	2,497
Accumulated other comprehensive income, net of taxes	$743	$2,861

Note 17.     Segment Information

As disclosed earlier, during fiscal year 2011, we acquired two sports-related businesses and one oilfield servicing business. We currently operate in these two segments: Sports-Related and Oilfield Services. These segments are based on the product and/or service provided by the subsidiaries. The Company’s general operations still exist as it continues to explore additional capital redeployment opportunities.

We currently report our business in two reportable segments, consisting of:

Sports-Related Services: provides services related to marketing and providing baseball facility services, including training camps, summer camps, leagues and tournaments, concession and catering events and other events and related websites. In addition, we outfit little league baseball and softball players and coaches in official Major League Baseball uniforms.

Oilfield Servicing: provides technological advances in horizontal drilling and hydraulic fracturing. Services include snubbing services (controlled installation and removal of all tubulars - drill strings and production strings) in and out of the wellbore with the well under full pressure, flowtesting, and hydraulic work over/simultaneous operations (allows customers to perform multiple tasks on multiple wells on one pad at the same time)

Segment information as of December 31, 2011 and for the fiscal year then ended is as follows:

	Sports	Oilfield	General
	Related	Servicing	Corporate	Consolidated
	(in thousands)

Net revenues	$1,176	$1,417	$-	$2,593

Operating income (loss)	$(640)	$165	$(8,322)	$(8,797)

Total assets	$8,697	$32,228	$327,766	$368,691

Accounts receivable	$156	$4,504	$-	$4,660

Property and equipment, net	$5,866	$15,194	$-	$21,060

Note 18.     Related Party Transactions

As of December 31, 2011, Warren G. Lichtenstein, Steel Partners, LLC, Steel Partners Holdings, L.P., SPH Group Holdings LLC and SPH Group LLC (collectively, “Steel Partners”) beneficially owned approximately 40% of the Company's outstanding common stock. Jack L. Howard, John J. Quicke and Mr. Lichtenstein are directors of the Company and each such person is deemed to be an affiliate of Steel Partners under the rules of the Securities Exchange Act of 1934, as amended.  Each of the three directors is compensated with cash compensation and equity awards or equity-based awards in amounts that are consistent with the Company’s Non-Employee Director Compensation Policy. In addition, Mr. Quicke currently serves as the Interim President and CEO of the Company and is compensated $30,000 per month in connection with this role, which is in addition to the compensation he receives as a non-executive board member. During fiscal 2011 and the Transition Period, Mr. Quicke received bonuses aggregating $500,000 and $250,000, respectively. Mr. Quicke also serves as the CEO of another affiliate of Steel Partners. Further, Mr. Lichtenstein is President of a subsidiary of the Company that is engaged in the sports, training, education, entertainment, and lifestyle businesses. In connection with his appointment to such office, Mr. Lichtenstein was awarded an option to acquire 25,000 shares of the Company’s Common Stock in lieu of an annual salary. This equity award is in addition to the compensation he receives as a non-executive board member.

Pursuant to a management services agreement between the Company and SP Corporate Services LLC (SP Corporate), the Company received $0.2 million of various management services from SP Corporate during fiscal 2011. SP Corporate is an affiliate of Steel Partners. In addition, prior to signing the aforementioned agreement, the Company received $0.1 million of various management services directly from Steel Partners.

Note 19.     Supplemental Disclosures of Cash Flows

		Nine-Month
	Fiscal Year	Transition	Fiscal Year
	Ended	Period Ended	Ended
	December 31,	December 31,	March 31,
	2011	2010	2010
	(in thousands)

Interest paid	$3	$4	$4
Income taxes paid	$2	$759	$2,493
Income tax refund received	$544	$1,649	$7,617

Non-cash investing and financing activities:
Unrealized gains (losses) on available-for-sale securities	$260	$(1,566)	$110

Note 20.     Subsequent Events

On February 9, 2012, the Company acquired the business and assets of Eagle Well Services, Inc. (“Eagle”), a leader in the oilfield service industry serving customers in the Bakken based in North Dakota and Montana. The purchase price for this acquisition was $48.1 million in cash. The Company has not completed the purchase accounting as the valuation work is currently in process. Eagle will be part of our oilfield servicing segment.

Note 21.     Comparative Quarterly Financial Data (unaudited)

The following table summarizes the Company’s quarterly financial data, which included reclassifications made to prior period reported amounts to conform to the current period presentation, to reflect the disposition and wind down of businesses as discontinued operations:

Year ended December 31, 2011
	Three-Month Period Ended:
	April 1,	July 1,	September 30,	December 31,
	2011	2011	2011	2011
	(in thousands, except per share amounts)

Net revenues	$-	$-	$707	$1,886
Gross profit (loss)	$-	$-	$531	$585
Income (loss) from continuing operations, net of taxes	$1,817	$(1,550)	$(1,543)	$1,058
Income (loss) from discontinued operations, net of taxes	$-	$6,830	$85	$-
Net income (loss) attributable to Steel Excel	$1,817	$5,280	$1,335	$(1,663)

Income (loss) per share:
Basic
Income (loss) from continuing operations, net of taxes	$0.17	$(0.14)	$(0.14)	$0.09
Income (loss) from discontinued operations, net of taxes	$-	$0.63	$0.01	$-
Net income (loss) attributable to Steel Excel	$0.17	$0.48	$0.12	$(0.15)
Diluted
Income (loss) from continuing operations, net of taxes	$0.17	$(0.14)	$(0.14)	$0.09
Income (loss) from discontinued operations, net of taxes	$-	$0.63	$-	$-
Net income (loss)	$0.17	$0.48	$0.12	$(0.15)

Shares used for computing income (loss) per share:
Basic	10,880	10,881	10,881	10,887
Diluted	10,887	10,895	10,905	10,905

Year ended December 31, 2010

	Three-Month Period Ended:
	March 31, 2010	July 1, 2010	October 1, 2012	December 31, 2010
	(in thousands, except per share amounts)

Net revenues	$-	$-	$-	$-
Gross profit (loss)	$-	$-	$-	$-
Income (loss) from continuing operations, net of taxes	$(6,059)	$(6,638)	$(350)	$(10,364)
Income (loss) from discontinued operations, net of taxes	$(914)	$(2,492)	$1,567	$518
Net income (loss) attributable to Steel Excel	$(6,973)	$(9,130)	$1,217	$(9,846)

Income (loss) per share:
Basic
Income (loss) from continuing operations, net of taxes	$(0.51)	$(0.55)	$(0.03)	$(0.94)
Income (loss) from discontinued operations, net of taxes	$(0.08)	$(0.21)	$0.14	$0.05
Net income (loss) attributable to Steel Excel	$(0.58)	$(0.76)	$0.10	$(0.89)
Diluted
Income (loss) from continuing operations, net of taxes	$(0.51)	$(0.55)	$(0.03)	$(0.94)
Income (loss) from discontinued operations, net of taxes	$(0.08)	$(0.21)	$0.14	$0.05
Net income (loss)	$(0.58)	$(0.76)	$0.10	$(0.89)

Shares used for computing income (loss) per share:
Basic	11,940	11,967	11,842	11,016
Diluted	11,940	11,967	11,854	11,016